FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

São Paulo, April 26, 2007 - SADIA S.A. (BOVESPA: SDIA3 and SDIA4; NYSE; SDA; LATIBEX: XSDI), a national leader in the segments of processed food, poultry and pork products, releases today its results for the first quarter of 2007 (1Q07). The Company's operating and financial information are presented in thousands of reais – except where indicated otherwise – based on figures restated in accordance with the corporate legislation. In this release, all comparisons are made in relation to the same period in 2006 (1Q06), except where specified otherwise.

"Sadia’s operating and financial performances in the 1Q07 confirm Management’s expectations as the Company's margins and profitability returned to the expected levels as a result of the strategy implemented. With the ongoing efforts towards a firm and sustainable growth, we succeeded in accelerating the recovery of the results after the sanitary crisis caused by the Bird Flu and the Russian embargo which affected the results in 2006. Net indebtedness returned to a level below the 50% of stockholders' equity. Gross revenues grew by 23.5%, reaching R$ 2.2 billion. EBITDA raised 179.9% in the period, to R$ 231.4 million, while the EBITDA margin increased from 5.5% in 1Q06 to 12.2% . We highlight the continuous growth in the sales of processed products, both in the domestic and export markets, corroborating the adequacy of the strategy implemented in 2005, when we started to invest in the production of processed poultry products. The demand in the export market was strong in the 1Q07 and an effective recovery was confirmed by the increase in volumes and the rise in the US$ prices. Investments in the beef segment have also brought attractive returns to the company: beef export revenues doubled in relation to 1Q06. In addition, we have explored new markets, although their volumes are still small, in the Americas and in the Eurasia, and we expanded sales to the markets where we were already established. In the domestic market, volumes and revenues continue to grow, driven by the increased income of the Brazilian population. Regarding costs, the expectations of a good harvest in Brazil and in the United States reduced the pressure on grain prices and, if they are confirmed, the prices of those commodities should be lower in the second half of the year. The results of the first three months of the year reaffirm our expectations of profitability and sustainability of our business. We thank our employees, customers, investors, partners, suppliers and the communities where our units are located for their support." – Gilberto Tomazoni – CEO

Data on April 25, 2007

Sadia Common (SDIA3)=R$ 8.60/share

Sadia Preferred (SDIA4)=R$8.55/share

Sadia ADR (SDA) = US$ 42.21

(1 ADR = 10 shares)

Sadia Latibex (XSDI) = € 3.07

Market Value - Bovespa

R$ 5.8 billion

US$ 2.9 billion

Investor Relations

Welson Teixeira Junior
Investor Relations Director
Tel: 55 11 2113-3197

Christiane Assis
Phone: 55 11 2113-3552
Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro
Phone: 55 11 2113-3197
Silvia.Pinheiro@sadia.com.br

Corina Azevedo Steindler
Phone: 55 11 2113-3302
Corina.Steindler@sadia.com.br

ri@sadia.com.br
www.sadia.com

Ligia Montagnani
IR Consultant
Tel: +55 11 3897-6405
Ligia.montagnani@firb.com

1

	HIGHLIGHTS – R$ thousand

	1Q06	1Q07	1Q07/1Q06
Gross Operating Revenue	1,751,362	2,163,068	23.5%
Domestic Market	1,023,020	1,163,474	13.7%
Export Market	728,342	999,594	37.2%
Net Operating Revenue	1,506,019	1,894,069	25.8%
Gross Profit	334,327	488,435	46.1%
Gross Margin	22.2%	25.8%
EBIT	20,787	150,529	624.1%
EBIT Margin	1.,4%	7.9%
Net Income	66,963	96,169	43.6%
Net Margin	4.4%	5.1%
EBITDA	82,674	231,431	179.9%
EBITDA Margin	5.5%	12.2%
Exports / Gross Revenue	41.6%	46.2%
Net Debt to Equity	33.3%	46.9%
Net Debt to EBITDA*	0.9	1.5
* 12 last months

GROSS OPERATING REVENUES – R$ million

Gross operating revenues in the 1Q07 totaled R$ 2.2 billion, of which 53.8% was destined to the domestic market and 46.2% to the export market, 23.5% higher than the same period of the prior year. Total sales were of 491.0 thousand tons, 14.7% above 1Q06 sales, highlighting the increase of 37.2% in export revenues.The 1Q07 was marked by a firm growth in the domestic market and for the resumption of demand and the recovery of prices in the export market. The lessening of the impact of the recent cases of Bird Flu and the opening of new markets, as well as the sales increases in the markets where the company is present, drove export sales.

SALES	1Q06	1Q07	1Q07/1Q06
Tons	428,119	491,030	14.7%
Processed Products	185,379	210,001	13.3%
Poultry	211,129	233,999	10.8%
Pork	21,930	32,110	46.4%
Beef	9,681	14,920	54.1%

R$ thousand	1,751,362	2,163,.068	23.5%
Processed Products	897,505	1,036,035	15.4%
Poultry	618,557	817,965	32.2%
Pork	85,227	137,242	61.0%
Beef	50,408	83,887	66.4%
Others	99,665	87,939	-11.8%

In the domestic market, physical sales volumes reached 224.8 thousand tons, 6.7% above the total reached in 1Q06. The line of processed products continued to lead domestic sales, responding to the Company's strategy towards focusing its business on higher value-added products allied to the gradual increase in the income of the Brazilian population, which has enabled an increasing demand for processed products. In the 1Q07, volumes sold totaled 186.3 thousand tons of processed products, representing a rise of 12.9% when compared to 1Q06. Sadia had revenues of R$ 1.2 billion in this market, 13.7% above the same period in 2006.

Sales growth in the export market is the result of a business expansion, a rise in international prices and an optimization in the product portfolio. In the international market, sales reached 266.2 thousand tons in the quarter, representing a growth of 22.5% over 1Q06. The segments of whole birds and poultry cuts were the main drivers of that performance. Even with the median appreciation of the Real in relation to the U.S. dollar for the quarter, up 3.5% over the same quarter for the prior year, 207.9 thousand tons of products were shipped to international markets in the first quarter of this year – volumes 17.4% higher than the same quarter in 2006. Export revenues increased by 37.2%, and reached R$ 999.6 million. Pork shipments grew significantly when compared to 1Q06, period in which the Russian embargo had the greatest impact. Pork volumes sold rose 66.7% in the 1Q07, while revenues rose 88.5% .

BREAKDOWN OF GROSS OPERATING REVENUES

Sales

Tons	1Q06	1Q07	1Q07/1Q06
Domestic Market	210,774	224,820	6.7%
Processed Products	164,996	186,259	12.9%
Poultry	34,001	26,073	-23.3%
Pork	9,291	11,047	18.9%
Beef	2,486	1,441	-42.0%
Export Market	217,345	266,210	22.5%
Processed Products	20,383	23,742	16.5%
Poultry	177,128	207,926	17.4%
Pork	12,639	21,063	66.7%
Beef	7,195	13,479	87.3%
Total	428,119	491,030	14.7%

R$ thousand	1Q06	1Q07	1Q07/1Q06
Domestic Market	1,023,020	1,163,474	13.7%
Processed Products	811,422	930,816	14.7%
Poultry	88,039	101,002	14.7%
Pork	33,651	40,023	18.9%
Beef	12,069	7,541	-37.5%
Others	77,839	84,092	8.0%
Export Market	728,342	999,594	37.2%
Processed Products	86,083	105,219	22.2%
Poultry	530,518	716,963	35.1%
Pork	51,576	97,219	88.5%
Beef	38,339	76,346	99.1%
Others	21,826	3,847	-82.4%
Total	1,751,362	2,163,068	23.5%
Domestic Market

Volumes sold in the domestic market increased 6.7% in the 1Q07 in relation to 1Q06, to 224.8 thousand tons, while gross operating revenues raised 13.7%, to R$ 1.2 billion. Processed products accounted for this growth and, supported by the trademark strength and the Company's resolution to establish an increasing presence at the consumer's table, advanced 12.9% in volumes, to 186.3 thousand tons and 14.7% in terms of revenues, to R$ 930.8 million. The share of this segment in total volumes sold in the domestic market grew from 78.3% in the 1Q06 to 82.8% in the 1Q07. The average price of the processed products segment in 1Q07 was 1.6% higher than that in the same period of the prior year. Poultry sales in the domestic market were 23.3% lower in terms of volume, to 26.1 thousand tons, due to the resumption of poultry exports to Europe and to the Middle East. Revenues from this segment had a growth of 14.7%, to R$ 101.0 million and the average price of poultry recorded in the 1Q07, of R$ 3.87, increased by 49.4%, clearly signaling a recovery. The pork segment continued to suffer pressures from the pork offer in the domestic market, as a result of the Russian embargo imposed on most of the Brazilian States. Sales volumes rose 18.9% over the 1Q06, to 11.0 thousand tons, with a stable average price in comparison with the same period in 2006, of R$ 3.62, and the growth of the gross operating revenues generated by this segment was 18.9%, to R$ 40.0 million. The beef segment in the domestic market reflects the strategy of directing this protein to the export market.

BREAKDOWN OF GROSS OPERATING REVENUES – DOMESTIC MARKET

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

Export Market

Sadia's performance in the export market in the first quarter of the year reflects an effective resumption of the demand for poultry, leading to a price recovery. This sector was not hurt by the news about Bird Flu cases in the world spread since the beginning of the year. In addition to a lower incidence of this disease in Europe, there is less concern about a possible contamination, mostly in view of the technological advances which improved safety in handling slaughtered birds.

All segments in which Sadia operates recorded a growth in the export market, as much in terms of volumes sold as in revenues. Sales volumes totaled 266.2 thousand tons, up 22.5% in relation to the 217.3 thousand tons sold in the 1Q06, while exports revenues grew 37.2%, to R$ 999.6 million. In addition to exporting to the new markets in Eurasia and in the Far East, exports to all regions are back to normal. In terms of revenues, the main destination of Sadia products in the 1Q07 was the Middle East, followed by Europe, Eurasia, Asia and Americas. Shipments of processed products, which are higher value-added, continue to record a strong growth driven by the sales of baked and grilled products to Europe. The volume of processed products sold grew 16.5%, to 23.7 thousand tons, while revenues increased 22.2%, to R$ 105.2 million. The average price grew 5.0% in reais, representing a growth of 8.7% in U.S. dollars. The poultry segment, the main protein exported by the Company, recorded a growth in the 1Q07, in which the shipped volumes of poultry totaled 207.9 thousand tons, representing a growth of 17.4% in comparison with 1Q06. Poultry export revenues increased by 35.1%, to R$ 717.0 million, and the average price in Reais increased by 15.0%, an increase of 19.0% in U.S. dollars.

In spite of the partial embargo still imposed by Russia, the largest buyer of pork from Brazil, sales volumes of this segment grew 66.7%, to 21.1 thousand tons, compared with 12.6 thousand tons in the same period in 2006 and pork export revenues increased by 88.5% in the 1Q07, to R$ 97.2 million. The average price of pork had an increase of 13.2% in Reais in comparison with 1Q06, representing and increase of 17.2% in U.S. dollars. Sadia benefits from the fact that it has pork slaughtering units in two areas, Rio Grande do Sul and Mato Grosso, which are free from the Russian embargo.

Following the strategy of directing the beef products to the export market, this segment recorded the highest growth, in percentage terms, in sales volume and revenues in the 1Q07. Volumes sold grew 87.3%, to 13.5 thousand tons and revenues grew to R$ 76.3 million, an amount 99.1% higher than that recorded in the 1Q06. The average price of beef products in the export market grew 6.2% in Reais, an increase of 10.0% in U.S. dollars.

EXPORTS BY REGION

OPERATING RESULTS

In the 1Q07, net revenues totaled R$ 1.9 billion, 25.8% higher than those in the 1Q06. Such performance was the result of a growth both in sales volumes and in average prices.

The cost of products sold recorded an expansion of
20.0% when compared to the first quarters of 2006
and 2007. Its ratio to net revenues corresponded
to the margin of 74.2%, over 77.8% in the 1Q06.

The gross margin improved substantially due to
the dilution of fixed costs after an increase in
net revenues of 25.8%, with a gain of 3.6
percentage points in the comparison between
the margin of 25.8% in the 1Q07 and the margin
of 22.2% in the 1Q06.

Costs per ton sold for the quarter showed a
growth of 4.6% in relation to the 1Q06, mostly
due to the increase in the prices of grains.

The ratio of operating expenses – general, administrative, sales and other expenses, to net revenues showed a gain of 3 percentage points, reaching 17.8% in the 1Q07 (R$ 337.9 million), a percentage lower than the 20.8% in the 1Q06.

The selling expenses margin reached 16.8% in the 1Q07, over 19.2% in the 1Q06. This performance reflects the results of the expenditure rationalization plan and of the higher operational efficiency.

The ratio of general and administrative expenses to net revenues dropped to 1.1%, in comparison with 1.6% in the 1Q06.

The efforts to control expenditures and to obtain increasingly growing revenues provided earnings before financial expenses and equity pickup (LAJIR or EBIT), in the 1Q07 of R$ 150.5 million, 624.1% higher than the same period in 2006.

EBITDA (earnings before interest, taxes, depreciation and amortization) in the 1Q07 was R$ 231.4 million, and the EBITDA margin was of 12.2%, a number higher by 6.7 percentage points than that reached in the 1Q06, thus corroborating the recovery of the Company to historical average levels of EBITDA margins after the recovery of the sanitary crisis, which lived its worst moment during 2Q06.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING

	1Q06	1Q07
EBIT	20,787	150,529
(+)DEPRECIATION/AMORTIZATION	57,778	74,880
(+)EMPLOYEE PROFIT SHARING	4,109	6,022
EBITDA	82,674	231,431
EBITDA MARGIN	5.5%	12.2%

FINANCIAL RESULTS AND EQUITY PICKUP

Sadia’s financial results should be analyzed along with equity pickup, due to the risk management policies geared to protect assets and liabilities in a consolidated form.

Net income with equity in the earnings in the 1Q07 was R$ 6.4 million negative, while in 2006 it was R$ 54.4 million positive.Net financial results was positive by R$ 29.0 million in the 1Q07, while in 2006 this figure reached R$ 104.0 million. The decrease in interest from financial investments had an impact on financial results, which also continued to be impacted by the results from hedges made by the Company, in accordance with its financial policy.

Equity pickup was negative by R$ 35.5 million in the 1Q07, as a result of the foreign exchange variation on the shareholders equity of Sadia’s offshore companies.

FINANCIAL INDEBTEDNESS – R$ MILLION	Mar06%		Dec06	Part.	Mar07%		Var.
Short Term	1,124.3	58%	1,217.0	31%	1,110.0	29%	-1.3%
Local Currency	398.2	65%	321.9	29%	356.3	32%	-10.5%
Foreign Currency	726.1	64%	895.0	81%	753.7	68%	3.8%
Long Term	1,928.0	36%	2,677.5	69%	2,759.8	71%	43.1%
Local Currency	419.4	23%	765.7	28%	835.9	30%	99.3%
Foreign Currency	1,508.6	42%	1,911.9	69%	1,923.9	70%	27.5%
Total Debt	3,052.3	94%	3,894.5	101%	3,869.9	100%	26.8%
Financial Investments	2,306.7	88%	2,577.0	96%	2,682.9	100%	16.3%
Local Currency	665.9	34%	589.8	22%	469.1	17%	-29.6%
Foreign Currency	1,640.8	54%	1,987.2	74%	2,213.9	83%	34.9%
Net Financial Indebtedness	745.6	134%	1,317.5	111%	1,186.9	100%	59.2%
Local Currency	151.7	96%	497.9	42%	723.2	61%	376.6%
Foreign Currency	593.9	38%	819.7	69%	463.7	39%	-21.9%
Net Debt to Equity	33.3%		53.6%		46.9%
Net Debt to EBITDA*		0.9		2.0		1.5
* 12 last months

By the end of March 2007, Sadia net financial debt totaled R$ 1,186.9 million, an amount higher than the R$ 745.6 million at the end of 1Q06 and lower than the R$ 1,317.5 million in December 2006. The net debt to equity ratio closed 1Q07 at 46.9%, in line with the Company's policy, as expected by Management.

 NET INCOME

Net income reached R$ 96.2 million in the 1Q07 and exceeded 1Q06 results by almost 45.0%, with a net margin of 5.1%, the best percentage obtained by the Company in the same period of 2006. This performance is aligned with its strategy to expand revenues, control costs and focus on the optimization of results.

INVESTMENTS

Sadia made investments of R$ 177.0 million in the 1Q07. This amount is 18.1% lower than the amount invested in the 1Q06. Out of the total amount invested in 2007, R$ 83.2 million (47.0%) were destined to the poultry segment, R$ 25.2 million (14.3%) to the segment of processed products, R$ 22.3 million (12.6%) to the pork segment and R$ 1.6 million (0.9%) to the beef segment.

Investments in 2007 shall amount to R$ 800.0 million, besides another R$ 150.0 million in breeders, to increase production capacity in its units.

Further, an investment in the amount of R$ 1.5 billion for the period between 2006 and 2009, in the agroindustrial unit located in the municipality of Lucas do Rio Verde, State of Mato Grosso, is under way. This project, out of which R$ 440.0 million will be invested in 2007, includes the construction of new poultry slaughtering unit and one pork slaughtering and processing unit. The construction of this unit started in the second half of the last year. Out of the budgeted R$ 1.5 billion, R$ 800.0 million will come from the company's own funds and the remaining R$ 700.0 million will be provided by a group of 132 rural producers integrated into the projects, who will build aviaries and poultry farms to feed the agroindustrial unit. This group will be financed by the National Bank of Economic and Social Development (BNDES). This enterprise will generate about 32 thousand jobs, of which 8 thousand will be direct jobs and 24 thousand indirect.

The expansion of the Uberlândia unit, which should be one of the most modern among the 13 Sadia plants in Brazil, is in final stages and should be completed in this year. The total investment in the project is R$ 400.0 million, distributed over a three-year period (2004-2007).

Part of the investments for 2007 will be allocated to expand the Brasilia unit, to the modernization of the Concórdia and Chapecó (SC) units and for improvements in internal technological processes. Another portion will be used to increase the beef slaughtering capacity to 2,000 heads per day until the end of this year, instead of the current 1,000 heads daily.

The construction of the meat processing unit in Russia, built in partnership with a former Sadia distributor in that country, should consume a total amount of US$ 78.0 million, of which US $ 24.0 million have already been invested. The startup of this unit, the construction of which began in 2006, should occur by the end of this year. The Russian market is included in Sadia’s business strategy abroad. The Company has already closed a pre-agreement to supply poultry processed products to the McDonald's chain in Russia.

OUTLOOK

For 2007, Sadia forecasts a growth between 9.0% to 11.0% in total physical sales in relation to 2006 and an EBITDA margin between 12.0% to 13.0% . In addition, the Company expects to resume the growth achieved in recent years, with successive production and profitability records, from new business opportunities, both in the domestic market and in the export market. With this sales effort allied to the increased income of the Brazilian population, the Company estimates a growth between 8.0% and 10.0% in sales volumes in the domestic market, to which approximately 50.0% of the sales are directed.

For the export market, the Company estimates a growth between 10.0% to 12.0% in shipped volumes in 2007, due to the resumption of the global demand for poultry, mainly in Europe and in the Middle East. To date, there is no definition in relation to the Russian embargo on fresh pork and beef meat for most of the Brazilian States.

These estimates are based on an increase of the industrial capacity, in the operational adjustments that have been implemented in the latest years, in the investments made to modernize the Company's units and in promoting employee development and growth, in addition to the expectations for a more favorable international scenario. Recently, the Sadia Institute was restructured and the Sustainability theme is represented at Sadia by a single area.

Capital Markets
São Paulo Stock Exchange

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange (IBOVESPA). This portfolio lists 58 securities and Sadia’s relative weight in the index for the four-month period January to April 2007 is of 1.111% .

Sadia’s  preferred shares [SDIA4] grew 35.3% in the last twelve months (March 31, 2006 to March 30, 2007), while the Ibovespa variation in the period was 20.7% .

Sadia PN vs. Ibovespa Base 100 = 03/31/06

FINANCIAL VOLUME TRADED – FOOD INDUSTRY - BOVESPA – 1Q07

Sadia’s preferred shares continue to be distributed among the various categories of BOVESPA investors, with a highlight for the continuous growth in the number of foreign investors.

TYPE OF INVESTOR – BOVESPA / (MARCH 2007)

New York Stock Exchange

In the last 12 months (March 31, 2006 to March 30, 2007), Sadia Level II ADRs [SDA] appreciated by 38.9% in U.S. dollars, a performance close to the Dow Jones Index, which recorded a valuation of 11.2% in the period. The average daily volume grew 80.1%, to US$ 2,971.6 thousand, corresponding to 20.1% of the total securities traded with Sadia’s preferred shares in 1Q07.

Latibex

During the 1Q07, the average daily traded volume was of € 244.7 thousand, a loss of 29.0% when compared with the average volume recorded in 1Q06, which was of € 344.6 thousand. In the last 12 months, the shares appreciated by 25.4% .

MARKET DATA - BOVESPA	1Q06	1Q07	1Q07/1Q06
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 73.5%)(¹)	683,000	683,000
Closing Price - R$/share SDIA3 (¹)	6.05	7.99	32.1%
Closing Price - R$/share SDIA4 (¹)	5.80	7.85	35.3%
Mkt. Capitalization - R$ millions (¹)	3,961.4	5,361.6	35.3%
Volume of Shares Traded - thousand	191,310	126,533	-33.9%
Daily Average Volume of Shares Traded - thousand	3,086	2,074
Financial Volume Traded - R$ million	1,238.4	899.3	-27.4%
Daily Average Financial Volume Traded - R$ million	20.0	14.7

MARKET DATA - NYSE	1Q06	1Q07	1Q07/1Q06
Total Outstanting ADR´s - thousands	3,196,991.0	6,614,915.0	106.9%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹) (²)	27.11	37.65	38.9%
Mkt. Capitalization - US$ millions(¹)	86,670.4	249,051.5	187.4%
Volume of Shares Traded	3,390,600	5,369,500	58.4%
Daily Average Volume of Shares Traded	54,687	88,025
Financial Volume Traded - US$ thousand	100,460	181,269	80.4%
Daily Average Financial Volume Traded - US$ thousand	1,620.3	2,971.6
(¹) At the end of the period
Sources: Sadia, Bovespa and NYSE

EVENTS ON APRIL 27 (FRIDAY)

Brazil: Meeting with Investment Analysts and Insiders Time: 11:30 a.m.
Place: Rua Fortunato Ferraz, 616 – Vila Anastácio – São Paulo

International Conference Call
Time: 09:30 a.m. (Brasilia time)
Connection Telephone Lines:
Brazil: (11) 4688-6301
USA: (1 800) 860-2442
Other countries: (1 412) 858-4600

The audio of the meeting and of the conference call will be broadcast live over the Internet, accompanied by a slide presentation at the website: www.sadia.com

The forward looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on markets changes, on the overall economic performance of Brazil, on the industry and on the international markets, being therefore subject to change.

ATTACHMENT I
INCOME STATEMENT - CONSOLIDATED
					1Q07/
	1Q06		1Q07		1Q06
	R$ '000%		R$ '000%		%
Gross Operating Revenue	1,751,362	116.3%	2,163,068	114.2%	23.5%
Domestic Market	1,023,020	67.9%	1,163,474	61.4%	13.7%
Export Market	728,342	48.4%	999,594	52.8%	37.2%
(-) Sales Tax and Services Rendered	(245,343)	-16.3%	(268,999)	-14.2%	9.6%
Net Operating Revenue	1,506,019	100.0%	1,894,069	100.0%	25.8%
Cost of Goods Sold and Services Rendered	(1,171,692)	-77.8%	(1,405,634)	-74.2%	20.0%
Gross Profit	334,327	22.2%	488,435	25.8%	46.1%
Selling Expenses	(289,231)	-19.2%	(317,896)	-16.8%	9.,9%
Management Compensation	(3,179)	-0.2%	(3,825)	-0.2%	20.3%
Administrative Expenses	(12,666)	-0.8%	(15,059)	-0.8%	18.9%
Employees Profit Sharing	(4,109)	-0.3%	(6,022)	-0.3%	46.6%
Others Operating Results	(4,355)	-0.3%	4,896	0.3%	-212.4%
Earnings Before Interest and Taxes	20,787	1.4%	150,529	7.9%	624.1%
Financial Result, Net	103,982	6.9%	29,035	1.5%	72.1%
Gain (loss) from investments in subsidiaries	(49,624)	-3.3%	(35,479)	-1.9%	-28.5%
Operating Profit	75,145	5.0%	144,085	7.6%	91.7%
Nonoperating Income (expense)	(887)	-0.1%	(1,511)	-0.1%	70.3%
Income Before Taxes	74,258	4.9%	142,574	7.5%	92.0%
Income Tax and Social Contribution	(7,606)	-0.5%	(46,429)	-2.5%	-510.4%
Net Income before Minority Interest	66,652	4,4%	96,145	5.1%	44.2%
Minority Interest	(311)	0.0%	(24)	0.0%	92.3%
Net Income	66,963	4.4%	96,169	5.1%	43.6%
EBITDA	82,674	5.5%	231,431	12.2%	179.9%

ATTACHMENT II

BALANCE SHEET - CONSOLIDATED

		R$ Thousand
	December	March
	2006	2007
ASSETS
Current Assets	4,666,649	4,488,036
Cash and Cash Equivalents	234,069	159,345
Trade Accounts Receivable	678,598	383,497
Recoverable Taxes	169,347	169,601
Inventories	1,084,454	1,121,252
Marketable Securities	2,213,763	2,391,223
Other Credits	286,418	263,118
Non Current Assets	2,909,702	3,027,848
Long Term Assets	520,676	578,810
Marketable Securities	129,127	132,369
Other Credits	391,549	446,441
Permanent	2,389,026	2,449,038
Investments	55,588	50,759
Property, Plant and Equipment	2,199,399	2,267,556
Deferred Charges	134,039	130,723
Total Assets	7,576,351	7,515,884
LIABILITIES
Current Liabilities	2,202,245	1,975,812
Loans and Financing	1,216,955	1,110,025
Suppliers	503,285	506,172
Salaries and Social ChargesPayable	158,209	123,494
Taxes Payable	63,349	53,827
Dividends	59,420	22,246
Operating Liabilities	201,027	160,048
Non Current Assets - Long Term Liabilities	2,914,784	3,009,742
Loans and Financing	2,677,542	2,759,841
Operating Liabilities	237,242	249,901
Deferred Discount of Investments	-	-
Minority Interest in Subsidiaries	964	839
Shareholder's Equity	2,458,358	2,529,491
Paid - Up Capital	1,500,000	1,500,000
Income Reserve	958,358	1,029,491
Total Liabilities and Equity	7,576,351	7,515,884

ATTACHMENT III
CASH FLOW STATEMENT

		R$ Thousand
	MARCH	MARCH
	2006	2007
Net result from the period	66,652	96,145
Adjusments to reconcile net income with cash generated
from operating activities:
Variation in minotiry interest	(172)	(101)
Provisioned interest net of paid	(81,546)	(50,146)
Depreciation, amortization and exhaustion	50,951	69,687
Goodwill amortization from acquistion	6,827	5,193
Result of interest in companies	49,296	35,147
Deferred taxes	2,367	60,765
Contingencies	2,991	(2,480)
Result of sale or write-off of property, plan & equip,	1,383	1,612
Variations in operating assets and liabilities:
Customer accounts receivable	207,510	295,099
Inventories	(213,465)	(36,798)
Taxes recoverable and others	(36,581)	(58,762)
Judicial deposits	527	(8,366)
Suppliers	(62,943)	2,887
Taxes and contribns, To withhol, wages to pay, others	(59,451)	(94,263)
Net cash generated from operating activities	(65,654)	315,619
Investiments activities:
Proceeds from sale of property, plant & equip,	226	299
Acquisition of prop,, plan & equip, / deferred assets	(216,001)	(177,000)
Paid portion in subsidiary, net of cash	(485)	-
Financial investments	(1,357,476)	(572,014)
Financial investment redemptions	1,464,289	333,283
Net cash generated from investment activities	(109,447)	(415,432)
Financeing activities:
Loans and financing	708,609	588,706
Payment of financing	(503,109)	(505,163)
Dividends paid	(127,294)	(58,454)
Purchase of shares in treasury	0	0
Net cash generated from financing activities	78,206	25,089
Cash at beginning of fiscal year	196,306	234,069
Cash at end of fiscal year	99,411	159,345
Net addition (deduction) in cash	(96,895)	(74,724)

16